EXHIBIT 99.1

VOX PROVIDES DEVELOPMENT

AND EXPLORATION UPDATES

TORONTO, CANADA – March 5, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent development and exploration updates from its royalty operating partners. Key royalty project updates were sourced from Kalamazoo Resources Limited (“Kalamazoo”), Silver Mines Limited (“Silver Mines”) and Orla Mining Ltd. (“Orla”) public disclosures.

Spencer Cole, Chief Investment Officer of Vox stated: “The past few months have seen major development catalysts for key Vox precious metals growth royalties in Australia and the USA, particularly through project ownership options or changes to larger operators (+$1B market cap). These ownership adjustments have the potential to fast-track both the 1.4Moz Ashburton and +300Koz Bruno-Lewis gold projects towards production through consolidated production hubs. In addition to ownership adjustments, meaningful exploration and development work programs have been completed, which underpin Vox management’s confidence around near-term construction and mining decisions.”

Key Updates

•	Kalamazoo and De Grey Mining Limited (“De Grey”) entered into an option agreement for De Grey to acquire the past-producing Ashburton Gold Project for total consideration of A$33M, with potential to truck a high-grade Ashburton gold concentrate to De Grey’s Hemi plant;
•	Silver Mines completed a A$10M capital raise, and earlier announced key Bowdens catalysts for 2024, which include an optimisation study and final investment decision, expected in mid-2024, with potential development commencement in late 2024;
•	Orla announced a C$20M work program for the South Railroad gold project in Nevada in 2024 and completed the first full year of exploration following its corporate acquisition of Gold Standard Ventures Corp. in August 2022; and
•	Genesis Minerals Limited (“Genesis”) acquired the Bruno-Lewis and Raeside gold deposits from Kin Mining NL (“Kin Mining”), which make up a large portion of the Cardinia Gold Project, as a potential source of supplemental feed for the restart of the idled Laverton mill.

Ashburton (Development – Western Australia) – Option Agreement with De Grey Mining Limited

•	Vox holds a 1.75% GRR above 250koz of cumulative production.
•	On February 6, 2024, Kalamazoo announced the following:
	o	Kalamazoo entered into an exclusive 12 – 18 month option agreement (A$3M option fee, plus A$30M option exercise price) with De Grey.
	o	De Grey plans to review all historical exploration data, complete metallurgical and geotechnical drilling and testwork, and carry out open pit optimisations during the option period.
o

In February of 2023, an updated mineral resource estimate[1] was announced post completion of preliminary metallurgical studies and a complete re-interpretation of the geology and mineralisation at all deposits within the project area.

■ Indicated Resources now stand at 911koz Au (9,699kt at 2.9 g/t Au) and Inferred Resources stand at 525koz Au (6,491kt at 2.5g/t Au) for a total of 1.436Moz Au(2)
o

According to the De Grey Mining RIU Conference investor presentation dated February 2024, the Ashburton project has “Potential to truck a high-grade gold concentrate to the Hemi pressure oxidation plant for processing.”

•

Vox Management Summary: This A$33M option on the Ashburton gold development project with +A$2B market capitalisation De Grey increases the potential development likelihood for this past-producing, high-grade gold royalty asset. Vox management looks forward to further newsflow as De Grey conducts its project review during the option period.

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Bowdens (Development – New South Wales) – Capital Raise and Final Investment Decision in 2024

•	Vox holds a 0.85% GRR over the resource area, plus a 1% GRR on a regional exploration tenure (Barabolar Surrounds)
•	On February 5, 2024, Silver Mines announced the following:
	o	Launched a A$10M capital raise, subsequent to announcing key catalysts for the Bowdens project.
	o	Further progress on its optimisation study, with a final investment decision for Bowdens expected in mid-2024 and subsequent development potentially starting later in 2024.
	o	Additional favourable drilling results at Bowdens, with new intersections to be included in an updated Mineral Resource estimate which is due for completion in 2024.
•

Vox Management Summary: The prior 2018 feasibility study for the Bowdens silver project indicated a potential initial mine life of 16 years, which Vox management expects to increase when the optimisation study is released later in 2024 based on recent drilling and resource estimation. The final investment decision in H2 2024 is the key remaining development catalyst for this globally significant silver project.

South Railroad (Development – Nevada) - C$20M work program budgeted for 2024

•	Vox holds a 0.633% NSR plus advanced payments over part of the South Railroad project.
•	On January 16, 2024, Orla Mining announced the following:
o	Orla guided to a C$20M exploration and development project at South Railroad, with half allocated towards exploration, and C$8.5M expected to be spent on advancing the project permitting, engineering and administrative activities.
o	Drilling continued to focus on infill to support upgrading resources and testing pit extensions.
o	According to the Orla Mining dated January 2024, the South Railroad project “Notice of Intent” is expected in 2024, “Record of Decision (final permits for construction)” is expected in 2025 with an “option for early start” in 2024/2025.
•

Vox Management Summary: Since acquiring the South Railroad gold project in Nevada in August 2022, Orla Mining has committed significant resources towards resource expansion drilling, engineering and final project permitting. This C$20M work program for 2024 gives Vox management further confidence in a positive construction decision post-receipt of final permits in 2024/2025.

Cardinia (Exploration – Western Australia) – Sale to large-cap producer Genesis Minerals Limited

•	Vox holds a 1% Gross Value of Sales over the majority of the Lewis deposit area, as well as the Lewis East prospect.
•	On December 14, 2023, Genesis announced the following:
•	o Kin Mining sold certain deposits comprising the Cardinia Gold Project to Genesis for cash and share consideration.
•	o The divested projects include the Bruno, Lewis, Kyte and Raeside deposits.
•	o According to Genesis’ Managing Director, Raleigh Finlayson: “Bruno-Lewis has the potential to supplement the eventual, sustainable re-start of our currently idled Laverton mill.”
•

Vox Management Summary: When Vox acquired the Cardinia gold royalty in November 2022we referencedGenesis’ ongoing regional consolidation in Leonora as a potential development catalyst. This ownership-change catalyst has occurred within 13 months and the royalty-linked Lewis deposit is now being considered as a potential near-term supplemental ore source for the Laverton mill by Genesis.

Other Operator Updates

Bowdens (Development – Australia)

•	On October 31, 2023, Silver Mines announced progress on an optimisation study at Bowdens (scheduled for completion in early 2024):
o	The company has also been undertaking a Scoping Study for potential underground mining scenarios beneath the planned approved open pit development (currently on hold pending the main optimisation program).
o	Silver Mines also completed a native title agreement with the Warrabinga-Wiradjuri #7 native title claim, leading to completion of the “Right to Negotiate” process.
•	On December 14, 2023, Silver Mines announced drilling results at Bowdens, extending mineralisation:
o

High-grade mineralisation intersected at the Southern Gold Zone and Bundarra Zone, with the Bowdens project extents estimated as greater than 1,100m (>650m vertical depth), 1,100m strike and continuing to grow with further drilling down-plunge.

o	An updated Mineral Resource Estimate is due for completion in 2024.

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Sulphur Springs (Feasibility – Australia) – A$2.00/t PR (capped at A$3.7M) and a $0.80/t PR on Kangaroo Caves deposit

On October 26, 2023, Develop Global Limited’s quarterly activity report stated the following:

•	A structural mapping and geochemical sampling program was carried out at the Breakers Prospect.
•	Rock-chip assay results identified a >1km trend of vein-hosted copper mineralization located 4.5km south of the Sulphur Springs deposit, with results up to 30.5% Cu, 10.8% Pb, 507 g/t silver and 2.8g/t gold on the margin of the Archean Strelly Granite.

Pedra Branca (PEA – Brazil) – 1% NSR

•

On October 30, 2023, ValOre Metals Corp. (“ValOre”) announced final assay results from Trapia 1 for Phase 1 of the Pedra Branca drill program. A total of 1,326m were drilled, with platinum-group-elements intersected in all holes, extending mineralization 400m outside of the 2022 resource pit.

•	On November 20, 2023, ValOre announced the start of a comprehensive metallurgical testwork program at Pedra Branca, with the aim to develop a flowsheet to treat palladium-platinum bearing material and optimizing other processes.
•	On December 11, 2023, ValOre announced assay results from the Salvador target, defining nickel-copper mineralization at four drillholes.

Horseshoe Lights (Development – Australia) – 3% NSR

On October 31, 2023, Horseshoe Metals Limited reported the following:

•	It continued to evaluate historic stockpiles and is pursuing a strategy to generate early cash flow from the sale of existing high-grade surface stockpiles for the development of the project.
•	Various samples assayed up to 40.3% copper, and offtake negotiations have commenced, including potential offtake agreements.

Otto Bore (Production – Australia) – 2.5% NSR (42Koz – 100Koz)

On November 21, 2023, Northern Star provided a portfolio-wide exploration update stating that Otto Bore is expected to be a source of Thunderbox mill feed for 2024 and 2025.

Abercromby Well (Exploration – Australia) – 2% NSR x 10% interest (payable >910klb U3O8 cum. Production)

On October 3, 2023, Toro Energy Limited announced that the company is starting a study to extend the Lake Maitland uranium project, to increase the value of the Wiluna Uranium project. As part of the study, the Millipede (partly covered by the Vox royalty) and Centipede deposits will be evaluated and potentially included with the aim to increase mine life, production, and revenue.

Brightstar Alpha (Exploration – Australia) – 2% GRR

In October 2023, Brightstar Resources Limited (“Brightstar”) announced:

•

A staged development approach at the Laverton Gold Project; with mining at Alpha (previously mined as an Open Pit in 2010) planned to extract 430kt of ore at 3.03g/t Au over 7 quarters of underground production, utilizing conventional stoping methods and a contractor model.

•	On November 27, 2023, Brightstar announced a A$5M placement to accelerate exploration and the Menzies/Laverton PFS, as well as purchases of CIL tanks and camp rooms.

Beschefer (Exploration – Canada) – 0.6% NSR

•	In September 2023, Abitibi Metals Corp. (“Abitibi”) and announced that 2,500m of drilling was targeted to commence at Beschefer in October 2023, aimed at extending high-metal factor trends and the gold system’s strike length.
•	In December 2023, Abitibi closed two private placement financings, one for C$4.377M, and another for C$10M.

Yamarna (Exploration – Australia) – A$7.50/oz Discovery Payment

•

On October 26, 2023, Gold Road Resources (“Gold Road”) announced that three drill rigs were conduction exploration activities at the Jatz (royalty held by Vox), Hopwood and Gallagher prospects; targeting an underexplored region along strike and to the south of the ~350Koz gold per annum Gruyere Gold Mine.

•	In November 2023, Gold Road stated that Jatz was undergoing definition drilling.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

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About Vox

Vox is a returns focused mining royalty company with a portfolio of 60 royalties spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

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References & Notes:

(1)	Kalamazoo / De Grey option announcement:
https://app.sharelinktechnologies.com/announcement/asx/05567da3b788885f0225080998f6e725
(2)	Ashburton Mineral Resource Estimate sourced from announcement titled “Independent Mineral Resource Estimate Ashburton Gold Project” dated February 7, 2023.
a.

The information in this press release relation to the exploration data for the Western Australian Ashburton Gold Project is based on information compiled by Mr Matthew Rolfe, a competent person who is a Member of the Australian Institute of Geoscientists. According to Kalazamzoo disclosure, Mr Rolfe is an employee engaged as the Exploration Manager – Ashburton Gold Project for Kalamazoo and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration results, Mineral Resources and Ore Reserves’.

b.

The information in this press release that relates to the estimation and reporting of mineral resources and Exploration Target at the Ashburton Gold Project is based on information compiled by Mr Phil Jankowski, who is a Fellow of Australasian Institute of Mining and Metallurgy. According to Kalazamzoo disclosure, Mr Jankowski is an employee of CSA Global Ltd who are engaged as consultants to Kalamazoo, and Mr Jankowski has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Jankowski consents to the inclusion in this document of the matters based on his information in the form and context in which it appears.

c.

The drill database was set as at May 8, 2022 and contained 14,904 holes drilled by eight separate companies for a total of 355,000 metres. Only reverse circulation and diamond drill holes were used to estimate resources, representing 77% and 91% of the total number of holes and metres, respectively.

d.	Optimisations for Mt Olympus, West Olympus and Zeus were used to constrain the resource, using a gold price of A$2,600/oz.
e.	Link to the Kalamazoo announcement here: https://app.sharelinktechnologies.com/announcement/asx/a5aa629008ba77ad3f3f62170f16d454
(3)	Silver Mines Ltd financing and Bowdens milestone announcements:
https://www.silvermines.com.au/wp-content/uploads/2024/02/2676791.pdf
(4)	Orla Mining results and 2024 guidance:
https://orlamining.com/news/orla-mining-beats-increased-2023-production-guidance-and-provides-2024-production-and-cost-guidance/
(5)	Kin Mining / Genesis announcement:
https://gmd.live.irmau.com/pdf/0d762b3e-2673-4da0-bc16-5f2a348c3ce2/KIN-Kin-Completes-Sale-of-WA-Gold-Deposits-for-Cash-and-Shs.pdf

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